SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                              (Amendment No. 10)(1)

                            Bio-Logic Systems Corp.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                  090909 10 2
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                                 (CUSIP Number)

                               December 31, 1999
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             (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_| Rule 13d-1 (b)
      |_| Rule 13d-1 (c)
      |_| Rule 13d-1 (d)

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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))


                               Page 1 of 4 Pages

CUSIP No. 090909 10 2             SCHEDULE 13G                 Page 2 of 4 Pages
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Charles Z. Weingarten, M.D.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
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3     SEC USE ONLY


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4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                  5     SOLE VOTING POWER

                        241,101
                  --------------------------------------------------------------
  NUMBER OF       6     SHARED VOTING POWER
    SHARES
 BENEFICIALLY           -0-
   OWNED BY       --------------------------------------------------------------
     EACH         7     SOLE DISPOSITIVE POWER
  REPORTING
    PERSON              241,101
     WITH         --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER

                        -0-
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9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      241,101
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10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*

                                                                             |_|
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11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      6.0%
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12    TYPE OF REPORTING PERSON*

      IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 090909 10 2             SCHEDULE 13G                 Page 3 of 4 Pages

Item 1(a). Name of Issuer: Bio-Logic Systems Corp.

Item 1(b). Address of Issuer's Principal Executive Offices: One Bio-Logic Plaza,
           Mundelein, IL 60060

Item 2(a). Name of Person Filing: See Item 1 on page 2

Item 2(b). Address of Principal Business Office or if none, Residence: See item
           1(b) above

Item 2(c). Citizenship: See item 4 on page 2

Item 2(d). Title of Class of Securities: Common Stock, $.01 par value

Item 2(e). CUSIP Number: 090909 10 2

Item 3. Not Applicable

Item 4. Ownership:

      (a) Amount Beneficially Owned: As of December 31, 1999, Dr. Weingarten beneficially owned 241,101 shares of the issuer's Common Stock, which includes 12,500 shares underlying options exercisable within 60 days. Does not include
(i) 9,000 shares owned by his children, as to which he disclaims beneficial ownership; (ii) 40,000 shares owned by a corporation of which he has 22% voting power or (iii) shares underlying options which are not exercisable within 60 days.

      (b)   Percent of Class: 6.0%

      (c)   Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote: 241,101

            (ii)  shared power to vote or to direct the vote: -0-

            (iii) sole power to dispose or to direct the disposition of: 241,101

            (iv)  shared power to dispose or to direct the disposition of: -0-

Item 5. Ownership of Five Percent or Less of a Class: Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7. Identification and Classification of Subsidiary Which Acquired the
        Securities: Not Applicable

Item 8. Identification and Classification of Members of the Group: Not
        Applicable

CUSIP No. 090909 10 2             SCHEDULE 13G                 Page 4 of 4 Pages

Item 9. Notice of Dissolution of Group Not Applicable

Item 10. Certification: Not Applicable

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2000


By: /s/ Charles Z. Weingarten
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    Charles Z. Weingarten, M.D.